UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14f-1

INFORMATION STATEMENT

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

And Rule 14f-1 thereunder

The Regency Group Limited, Inc.

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(Name of Small Business Issuer in its charter)

Nevada	0-26687	88-0416790
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(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification)

7373 E. Doubletree Ranch Rd., Ste. 200, Scottsdale, AZ	85258
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (480) 767-6178

INTRODUCTION

The Regency Group Limited, Inc. ("Regency") was incorporated on February 1, 1999, and has a principal business objective to become a leading online information and marketing services firm. Regency was organized to capitalize on the opportunity for online direct sales for any company's products and/or services. Regency's management believes that the traditional direct response marketing methods are outdated and completely unsuitable for the coming trend of online commerce. As an online, Internet market support services firm, Regency can help any existing company to serve a large and global market through centralized distribution and operations. Further, every existing corporation that contracts with Regency has the promise of increasing their sales volumes without the unnecessary weight and bulk of extra personnel or unneeded overhead.

On February 28, 2000, the Board of Directors approved a forward split of the common shares of stock of Regency on a 10 for 1 basis. On March 3, 2000, an investment group led by Mr. Terry Neild entered into an Agreement for the Purchase of Common Stock with H. Steven Bonenberger and Merrill Moses, the controlling shareholders of Regency.

BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

Pursuant to the terms of the Agreement for the Purchase of common Stock, the investment group led by Terry Neild acquired 20,400,000 of the 20,400,000 shares of Common Stock of Regency issued to Merrill Moses, and 18,600,000 of the 19,600,000 shares of Common Stock of Regency issued to H. Steven Bonenberger. On March 21, 2000, the individuals who comprise the investment group returned 24,500,000 of the 39,000,000 shares of Common Stock of Regency to Regency for cancellation, in exchange for 15,500 shares of convertible preferred stock of Regency. Finally, on March 10, 2000, Regency completed a private placement of its common stock, whereby it sold 1,619,000 shares to approximately 60 accredited investors pursuant to Regulation D, Rule 506 of the Securities Act of 1933.

As a result of the Agreements, the Company has accepted the resignation of Merrill Moses and Kathy Hedlund as Directors and Officers, as of February 8, 2000, and appointed Roberto Filice as President and Director, Ralph Massetti as Director, and Lolita Prescod as Secretary and Treasurer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of March 24, 2000. Regarding the beneficial ownership of the Company's Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officer(s) of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.

Name and Address of Beneficial Owner	Number of shares Beneficially Owned	Percent of Class
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Terry Neild	7,450,000	32.00%
Charles Neild	1,600,000	6.87%
Kurt Waber	1,600,000	6.87%
H. Steven Bonenberger Director	1,000,000	4.29%
Ralph Massetti Director	1,000,000	4.29%
Roberto Filice President and Director	1,000,000	4.29%
Lolita Prescod Secretary and Treasurer	0	0.00%
All Officers and Directors (4 persons)	3,000,000	12.88%

DIRECTORS AND EXECUTIVE OFFICERS

The following persons are the Directors and executive Officers of the Company after the acquisition:

Name	Age	Position(s)
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H. Steven Bonenberger	43	Director
Ralph Massetti	34	Director
Roberto Filice	35	President and Director
Lolita Prescod	47	Secretary and Tresurer

H. STEVEN BONENBERGER

Mr. Bonenberger was born in St. Louis, Missouri. He received his formal education at SouthWest Baptist University in Bolivar, Missouri and earned degrees in Religious Studies and Psychology. Mr. Bonenberger has been the CEO and President of The Financial Power Network, Inc. for more than 10 years. He has been responsible for the promotion and marketing of over three hundred publicly traded companies. Mr. Bonenberger brings expertise in the areas of sales, marketing and public relations to The Regency Group Limited, Inc.

RALPH MASSETTI

Mr. Massetti is the founder of SalesRepCentral.com, Inc. Previously, Mr. Massetti served as a Consulting Marketing Specialist for Computer Associates, Inc., where he marketed enterprise management software solutions at the officer level among the nation's largest organizations. Mr. Massetti has earned a Bachelors degree and a Masters in Business Administration, and is currently working on a Masters in Finance with a specialization in High Technology. Mr. Massetti also has Internet and technical training, and has also worked and trained as a licensed stockbroker for Morgan Stanley Dean Witter. Raised in Chicago, he has worked in Los Angeles for ten years.

ROBERTO FILICE

Mr. Filice has been the President and CEO of Filice LLC, an international Italian skin care distribution company, since 1997. Prior to the formation of Filice LLC, Mr. Filice was a police officer with the Chico, California Police Department from 1991 to 1995, and with the Scottsdale, Arizona Police Department from 1995 to 1999. During that time, Mr. Filice was the Chico Police Department Officer of the Year for 1992, and was the recipient of six superior performance awards from the Scottsdale Police Department. Prior to his police career, Mr. Filice was the Director and General Manager of Damiano's Ristorante in Folsom, California from 1989 to 1991, and was an International Commercial Director for MTE Commerciale of Alessandria, Italy from 1986 through 1988. Mr. Filice received his Bachelor's degree in Business Administration from the Instituto Paolo Boselli in Torino, Italy in 1982, and is currently working on a Masters of Science degree in Computer Science at the American institute of Computer Science in Scottsdale, Arizona.

LOLITA PRESCOD

Ms. Lolita Prescod is the Corporate Secretary and Treasurer of The Regency Group Limited, Inc. She is also responsible for the administration of the office. Ms. Prescod's career spans fifteen years of administration and human resources experience with eight years in management positions. Prior to that she was the Corporate Secretary and Office Manager for Intercell Corporation. While in Los Angeles, California, Ms. Prescod was the Recruitment Administrator for the law firm of Gendel, Raskoff, Shapiro and Quittner, where she was responsible for hiring attorneys, for seven years. Ms. Prescod attended Ryerson College in Toronto, Canada and obtained her Bachelor's Degree in Business Administration.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company may award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan not yet adopted as bonus based on service and performance. The annual salaries of executive officers are listed as follows:

Name	Salary
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Roberto Filice	$60,000.00
Lolita Prescod	$60,000.00
H. Steven Bonenberger	$ 0.00
Ralph Massetti	$ 0.00

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 27, 2000

The Regency Group Limited, Inc.

By:

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/s/Roberto Filice, President